                                                                  Exhibit (b)(2)



March 7, 2001


ACAS Acquisitions (Weston), Inc.
2 Bethesda Metro Center
14th Floor
Bethesda, MD 20814


Gentlemen:

            You have advised American Capital Strategies, Ltd. ("ACAS"), that ACAS Acquisitions (Weston), Inc. (the "Company"), intends to acquire 100% of the capital stock of Roy F. Weston, Inc. (the "Target") through a cash-out merger of the Target with a wholly-owned subsidiary of the Company (the "Transaction").

            We are pleased to advise you that on the terms and subject to the conditions set forth herein and in the attached Financing Term Sheet dated March 7, 2001 (which forms a part of this letter and is incorporated herein by reference), ACAS shall purchase the following securities from the Company:

                    $17,000,000       Senior Secured Subordinated Notes
                     10,000,000       Junior Subordinated Notes
                      2,950,000       Series A Preferred Stock
                         50,000       Common Stock
                         ------       ------------
                    $30,000,000       Total Financing


            These purchases are being made in connection with, and are conditioned on, certain conditions described in the attached Financing Term Sheet. Closing of the Transaction and the purchase and sale of the securities (the "Closing") is anticipated to occur no later than July 31, 2001.

            ACAS will not be obligated to make any loan or investment unless and until all the conditions referred to or set forth in this letter, the attached Financing Term Sheet and the definitive merger agreement between the Target and the Company have been satisfied.

            You have agreed and hereby affirm that in consideration of the services performed and to be performed by ACAS in connection with this Transaction, ACAS shall be compensated by the

ACAS Acquisitions (Weston), Inc.
Commitment letter
March 7, 2001
Page 2

payments to ACAS of certain fees and by the reimbursement to ACAS of certain expenses as described in the attached Financing Term Sheet.

            The Company agrees to indemnify and hold harmless ACAS and it affiliates and each of their respective directors, officers, employees and agents (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), from and against any and all losses, claims, damages, expenses or liabilities to which any Indemnified Party may become subject, insofar as such losses, claims, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation or claims in respect thereof) arise out of, in any way relate to, or result from a claim made by a Third Party (as hereinafter defined) in respect of, the transactions described in this letter or the financing contemplated hereby (whether or not any Indemnified Party is a party to any action or proceeding out of which any such losses, claims, damages, expenses or liabilities arise), and to reimburse each Indemnified Party upon demand, for any legal or other expenses incurred by any Indemnified Party in or in connection with investigating, preparing to defend, defending or otherwise participating in any such claim, action or proceeding related to any such loss, claim, damage or liability, except that the Company shall not be obligated to indemnify, hold harmless or reimburse any Indemnified Party to the extent that any such losses, claims, damages, expenses or liabilities are determined in a final judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The term "Third Party" as used in this letter means any person, corporation or entity other than the Company.

            This letter shall expire at 5:00 p.m. Eastern Daylight Time on March 16, 2001 if not accepted by that time. If this letter is accepted on or before its expiration in accordance with the preceding sentence, this commitment will nevertheless terminate at 5:00 p.m. Eastern Daylight Time on July 31, 2001 unless the Closing shall have fully occurred prior to such time.

            This letter may be executed by the parties hereto in one or more counterparts, each of which shall be an original and all of which together shall constitute but one and the same agreement.

            Neither the contents nor existence of this letter may be disclosed by you or the Company to any Third Party (other than to the special committee of the Board of Directors of the Target and its legal, accounting and financial advisors retained in connection herewith) unless and until this letter has been accepted by you. Thereafter, any reference to or distribution of this letter will be made only with the consent of ACAS, such consent not to be unreasonably withheld. ACAS will not be responsible or liable to any person for any damages that may be alleged as a result of the existence of this letter or the acceptance thereof. This letter and the transactions contemplated hereby are for your sole benefit and shall not relied upon or assigned to any other person. No person shall be considered to be a third-party beneficiary hereof or otherwise have rights to enforce the terms hereof.

            If you are in agreement with the foregoing, please sign and return to ACAS at the address indicated above an enclosed copy of this letter, along with the payment due hereunder. Upon

ACAS Acquisitions (Weston), Inc.
Commitment letter
March 7, 2001
Page 3

receipt of copies hereof duly signed by you, ACAS' and the Company's undertakings hereunder shall become effective to the extent and in the manner provided herein.



                                        Very truly yours,



                                        AMERICAN CAPITAL STRATEGIES, LTD.

                                        By /s/ Adam Blumenthal
                                           _____________________________________
                                           Adam Blumenthal
                                           President and Chief Operating Officer



AGREED AND ACCEPTED as of this 7th day of March, 2001



ACAS ACQUISITIONS (WESTON), INC.



By: /s/ David Ehrenfest Steinglass
    ___________________________________
    David Ehrenfest Steinglass
    Executive Vice President


Attachment

                       AMERICAN CAPITAL STRATEGIES, LTD.
                              FINANCING TERM SHEET
                                       FOR
                               ROY F. WESTON, INC.

I.      GENERAL TERMS


A.      DATE OF TERM SHEET
        March 7, 2001

B.      ISSUERS
        ACAS Acquisitions (Weston), Inc. ("Holding Company"), a holding company that will own 100% of the capital stock of Roy F. Weston, Inc. ("Weston"; the combined entity resulting from the merger of Weston and a subsidiary of Acquisition Co. shall be referred to as the "Company"). Preferred Stock and Common Stock shall be issued by Holding Company; the Notes shall be jointly issued by the Company and the Holding Company.

C.      PURCHASER
        American Capital Strategies, Ltd. ("American Capital")

D.      TOTAL INVESTMENT BY AMERICAN CAPITAL

        1.     SENIOR SECURED SUBORDINATED NOTES
               The "Senior Subordinated Notes" shall total:         $17,000,000
        2.     JUNIOR SUBORDINATED NOTES
               The "Junior Subordinated Notes" shall total:          10,000,000
        3.     PREFERRED STOCK
               The "Series A Preferred Stock" shall total:            2,950,000
        4.     COMMON STOCK
               The "Common Stock" shall total:                           50,000
                                                                         ------
        5.     TOTAL
               The "Total Financing" shall total:                   $30,000,000

E.      REDUCTION IN TOTAL FINANCING AMOUNT
        To the extent that the amount of the Total Financing funded at Closing is less than $30,000,000, any reduction will be in the amount of the Junior Subordinated Notes, with a proportionate reduction in the warrants associated with the Junior Subordinated Notes.

F.      DEFINITIONS
        1.     NOTES
               The Senior Subordinated Notes and the Junior Subordinated Notes shall be referred to together as the "Notes."
        2.     SERIES A PREFERRED STOCK
               The non-convertible preferred stock of Holding Company purchased by American Capital and by Management shall be referred to as "Series A Preferred Stock" and shall have the terms described in this term sheet.
        3.     SERIES B PREFERRED STOCK
               The convertible preferred stock of Holding Company issued to American Capital upon exercise of the warrants associated with the Notes shall be referred to as the "Series B Preferred Stock" and shall have the terms described in this term sheet.
        4.     PREFERRED STOCK
               The Series A and Series B Preferred Stock shall be referred to collectively as the "Preferred Stock."
        5.     SECURITIES
               The Warrants, Series A Preferred Stock held by American Capital, Warrant Shares, Series B Preferred Stock, Notes and the Common Stock held by American Capital shall be referred to collectively as the "Securities."
        6.     FULLY-DILUTED EQUITY
               The percentage of the equity of the Holding Company held by a shareholder (including, for purposes of that calculation, the Warrants, Preferred Warrants, vested options as if exercised and shares contributed to and owned by the ESOP but not shares that have been repurchased from the ESOP or ESOP participants or shares that have not yet actually been contributed to the ESOP) shall be referred to as that shareholder's percentage of the "Fully-Diluted Equity."
        7.     FMV
               "FMV" will be the fair market value of a security as determined in accordance with the procedures described in this term sheet.
        8.     LIQUIDITY EVENT
               The sale, merger or consolidation of Holding Company, the sale of Material Assets of Holding Company or of Company, or the exercise by American Capital of its put rights shall be referred to as a "Liquidity Event."

        9.     MATERIAL ASSETS
               Assets having a fair market value of 80% or more of the fair market value of all of the assets of the Company or of Holding Company shall constitute "Material Assets."
        10.    INDEBTEDNESS
               The principal balance of all of the Company's obligations for money borrowed shall be referred to as the "Indebtedness".
        11.    TOTAL LEVERAGE RATIO
               The ratio of Indebtedness at the end of a quarter divided by EBITDA for the preceding four quarters shall be referred to as the "Total Leverage Ratio."
        12.    SENIOR LEVERAGE RATIO
               The ratio of Additional Debt at the end of a quarter divided by EBITDA for the preceding four quarters shall be referred to as the "Senior Leverage Ratio."
        13.    FIXED COVERAGE CHARGE RATIO (FCCR)
               The ratio of (the difference between EBITDA and cash capital expenditures for the measurement period) divided by (the sum of cash interest and principal paid on Additional Debt plus cash interest and principal paid on the Notes plus cash taxes for the measurement period) shall be referred to as the "FCCR."
        14.    TANGIBLE NET WORTH
               The difference between shareholder's equity and (the sum of unamortized goodwill and unamortized capitalized transaction fees and expenses and the principal balance of loans to Key Management) shall be referred to as "Tangible Net Worth."
        15.    KEY MANAGEMENT
               Bill Robertson, Chairman and CEO, and Pat McCann, President and COO, shall be referred to as "Key Management."
        16.    SENIOR VICE PRESIDENTS
               The individuals, other than Key Management, whose names appear on Exhibit A shall be referred to as the "Senior Vice Presidents."
        17.    MANAGEMENT
               The Key Management and the Senior Vice Presidents shall be referred to together as "Management."
        18.    PERFORMANCE OPTION TARGETS
               The five-year cumulative "cash from operations and investing" and "80% EBITDA" targets, as set forth in the Summary Income Statement and Cash Flow portion of the Company's operating plan attached to this term sheet as Exhibit B, shall be referred to as the "Performance Option Targets." EBITDA after the Closing for purposes of determining whether EBITDA levels in the Performance

               Option Targets have been met, EBITDA shall be calculated in accordance with the provisions of the performance option agreement attached as Exhibit C.

        19.    COMMON STOCK.
               The Common Stock of Holding Company shall be referred to as "Common Stock".

        20.    MERGER AGREEMENT
               The Definitive Agreement and Plan of Merger by and among Roy
               F. Weston, Inc., ACAS Acquisitions (Weston), Inc., and Weston Acquisition Corporation, dated of even date as this term sheet, shall be referred to as the "Merger Agreement."

G.      USE OF PROCEEDS
        To partially finance the cash-out merger of all stockholders of Roy F. Weston, Inc. by a subsidiary of the Holding Company.

H.      CLOSING DATE
        The date of the closing is to be determined, but in no event later than July 31, 2001 (the "Close" or "Closing").

II.     SENIOR SUBORDINATED NOTES


A.      AMOUNT                                                     $17,000,000.

B.      MATURITY
        The Senior Subordinated Notes will mature on the seventh anniversary of the Closing (the "Senior Subordinated Maturity Date").

C.      AMORTIZATION
        Equal quarterly payments of principal commencing on the first month following the sixth anniversary of Closing such that the loan is fully repaid on the Senior Subordinated Maturity Date.

D.      INTEREST
        Interest shall be payable quarterly in arrears on the first business day of each quarter at a fixed rate equal to 12.5 percentage points. Interest payments shall be computed on the basis of a 360-day year composed of twelve 30-day months, and the actual number of days elapsed.

III.    JUNIOR SUBORDINATED NOTES


A.      AMOUNT                                                     $10,000,000.

B.      MATURITY
        The Junior Subordinated Notes will mature on the eighth anniversary of the Closing (the "Junior Subordinated Maturity Date").

C.      AMORTIZATION
        One payment of principal on the Junior Subordinated Maturity Date.

D.      INTEREST
        Interest shall be payable quarterly in arrears on the first business day of each quarter at a fixed rate equal to 13.0 percentage points. Interest payments shall be computed on the basis of a 360-day year composed of twelve 30-day months, and the actual number of days elapsed.

E.      AUTOMATIC PIK FEATURE
        Until the first quarter following the delivery of audited financial statements for the year ended December 31, 2002 that the Total Leverage Ratio is less than 3.0, interest on the Junior Subordinated Notes shall be payable in cash only to the extent that both of the following financial covenants are met on a quarterly basis, giving effect to cash interest paid on the Junior Subordinated Notes:

             ------------------------------------------------------------------
             PERIOD ENDING:                   FCCR             TOTAL LEVERAGE
             ------------------------------------------------------------------
             September 30, 2001               1.2                   5.0
             ------------------------------------------------------------------
             September 30, 2002               1.2                   4.25
             ------------------------------------------------------------------
             September 30, 2003               1.2                   3.75
             ------------------------------------------------------------------
             Thereafter                       1.2                   3.5
             ------------------------------------------------------------------

        That portion of the interest that is not paid in cash shall be paid through the issuance of PIK notes.

        Once the Total Leverage Ratio falls below 3.0 after December 31, 2002, interest on the Junior Subordinated Notes shall be payable in cash.

IV.     TERMS OF THE NOTES


A.      OPTIONAL PREPAYMENT
        The Company may prepay the Notes in multiples of $250,000.
        Optional prepayments will be applied first to the Senior Subordinated Notes, then to the Junior Subordinated Notes, except that Optional prepayments made from the proceeds of the sale of some or all of the corporate campus or from the proceeds of a settlement or judgment in the Weldon Springs litigation shall be applied first to the Junior Subordinated Notes and then to the Senior Subordinated Notes. Optional prepayments will be applied in inverse order of maturity.

        The Company will pay a prepayment fee in the first year of 5% of the amount prepaid, 4% in the second year, 3% in the third year, 2% in the fourth year, 1% in the fifth year and will incur no prepayment fee thereafter. In the event that prepayments on the Notes are made from the proceeds of the sale of some or all of the corporate campus or from the proceeds of a settlement or judgment in the Weldon Springs litigation, the prepayment penalties will be reduced by 50%.

B.      MANDATORY PREPAYMENTS
        Mandatory prepayments of the Notes will be made upon the occurrence of any of the following events:
        1. A public offering of the Company's or Holding Company's securities;
        2. A change in control, merger, consolidation or similar combination, sale of Material Assets, or other similar transaction; or
        3. Termination of the employment of Pat McCann unless a replacement acceptable to American Capital is in place within 180 days.
        Mandatory prepayments will be subject to the same prepayment fees as optional prepayments, in addition to default interest rates if appropriate, unless the event is caused by American Capital or by the Company or Holding Company at a time that American Capital controls the Board of Directors of the Company or Holding Company.

C.      LIFE INSURANCE
        American Capital will be the assigned beneficiary of a $2.0 million insurance policy on each of the lives of Key Management, the proceeds to be applied to reduce the balance of the Notes, until such time as the Notes are repaid in full.

D.      COLLATERAL SECURITY
        The Senior Subordinated Notes and obligations to repurchase any Holding Company or Company securities owned by American Capital will be secured by a valid security interest in all of each of the Issuer's assets, including without limitation all contract rights, real estate, machinery, furniture, fixtures and equipment, capital leases, and receivables of each of the Issuers, subordinated only in lien priority to the Additional Debt (defined herein).

E.      ADDITIONAL DEBT
        The Company shall have no greater than $10,000,000 of additional term debt (the "Additional Term Debt"); no greater than $40,000,000 of a revolving line of credit (the "RLOC"); and no greater than $730,000 in capital leases for the projects known as START 5, 6 and 10 and $1,500,000 in other capital leases ("Capital Leases") on terms reasonably acceptable to American Capital at Closing. The Total of these amounts, increased only as permitted under Section IV.H.1, below, is referred to as the "Additional Debt".

F.      REPRESENTATIONS AND WARRANTIES
        The documentation for the Total Financing shall contain such representations and warranties as are customary for loans and investments of a similar size and nature, including but not limited to, representations regarding due organization, principal place of business of the Company, litigation, taxes, other debts, leases, information provided, management's background, subsidiaries, identification of management, no material changes, no side agreements, compliance with laws and no brokers. Notwithstanding the foregoing, the documentation for the Total Financing shall not include any such representations or warranties relating to Weston or its business that are in addition to or are in any respect broader than the representations and warranties made by Weston in the Merger Agreement, and such documentation shall not include as a condition to American Capital's obligations to consummate the transaction contemplated thereby any condition relating to a breach of a representation or warranty relating to Weston or its business that, if not satisfied, would not give the Holding Company the right to refrain from consummating the transactions contemplated by the Merger Agreement.

G.      FINANCIAL COVENANTS
        The documentation for the Notes shall contain financial covenants of the Company, including the following and any other financial covenants appearing in the Additional Debt documents:
        1.     Minimum FCCR;
        2.     Maximum Total Leverage Ratio;
        3.     Maximum Senior Leverage Ratio; and
        4.     Minimum tangible net worth.
        Such covenants shall be measured quarterly and shall be based on the most recent four quarters' performance of the Company, except for the first three quarters following the Closing, which shall be annualized. The financial covenants for the Notes shall be 15% less restrictive than covenants in the Additional Debt documents.

H.      NEGATIVE COVENANTS
        The documentation for the Notes shall contain negative covenants of the Company and the Holding Company, including but not limited to:
        1. No debt except Additional Debt that declines by the amount of scheduled principal payment on the Additional Term Debt (such amount reduced by scheduled principal payments being the "Net Additional Term Debt"). The Company may increase the
               Additional Debt, for any reason, by $9,000,000; $4,000,000 of such increase being reserved for capital leases. In addition, the Additional Debt may increase further by an increase in the RLOC if such increase would be supported by the advance rates under the revolving line of credit and the standards concerning qualified receivables and inventory existing at Closing;
        2.     No breach of the terms of the Additional Debt;
        3.     No changes in the business of the Company;
        4. No stock issuances by Holding Company or Company except for 4,500,000 shares of Common Stock to an ESOP; stock options to management not to exceed 1,996,785; and upon conversion of Series B Preferred or exercise of warrants associated with the Notes;
        5.     No cash payments of dividends;
        6.     No change of headquarters location without 30 days notice;
        7. No transactions with affiliates, subsidiaries, equity owners or related parties outside of the ordinary course of business, except for the Key Management Loan Program described in Exhibit E; provided, that upon the delivery of audited financial statements for a year in which the Company's performance equals or exceeds the Performance Option Targets and such payments will not cause a default under the terms of the Notes or the Additional Debt, the Company may pay up to $1,000,000 (or such larger amount as may be approved by a vote of 2/3 of the BOD and by the holders of the Additional Debt) in cash to employee shareholders for the purchase of Common
               Stock from those shareholders, including payments made under the ESOP at retirement or for diversification, under other Company stock ownership plans and to Management Holders (provided, however, that nothing in this term sheet shall prohibit the Company from complying with all obligations to ESOP participants imposed by law). The limit imposed by the preceding sentence shall not apply to nor be reduced by payments to Bill Robertson under section V.E.1, below;
        8.     No changes in corporate structure;
        9. No purchases or carrying of "margin securities" with the proceeds of the Total Financing;
        10. No mergers, acquisitions, sales of any corporate asset with a book value in excess of $300,000; and
        11. No additional capital leases, liens and investments except within the amounts defined in the Additional Debt documents.

I.      AFFIRMATIVE COVENANTS
        The documentation for the Securities will include affirmative covenants of the Company requiring the Company:
        1. To provide monthly financial statements within 30 days of month's end, annual audits (by an auditor acceptable to American Capital), projections, monthly officer certificates, copies of material agency filing and material litigation filings and copies of default notices;
        2.     To hold quarterly board meetings;

        3. To maintain adequate hazard and business interruption insurance and key man life insurance;
        4. To provide the opportunity for American Capital to participate in future financings of the Company; and
        5.     To provide access to Company information.

J.      DEFAULTS
        The Notes shall be in default under the following circumstances, subject in some cases to notice and cure periods:
        1. Failure to pay interest and principal when due with respect to any portion of the Total Financing or any other indebtedness of the Company;
        2.     Failure to comply with or observe covenants;
        3.     Acceleration under the terms of the Additional Debt;
        4.     Misrepresentation or breach of warranty; and
        5. Such other defaults as are customary for Notes of a similar nature.
        During the period that the Notes are in default, the interest rates on the Notes will increase by 3.0%.

V.      SERIES A PREFERRED STOCK


A.      SERIES A SHARES
        The Series A Liquidation Preference of the Series A Preferred Stock shall equal $2.229 per share.
        American Capital shall purchase 1,323,463 shares of Series A Preferred Stock at the Series A Liquidation Preference.
        Management shall purchase 438,796 shares of Series A Preferred Stock at the Series A Liquidation Preference. In connection with this purchase, the Company shall, upon request by Key Management, provide loans to Key Management on the terms set forth in Exhibit E. If Management purchases an additional 62,808 shares of Series A Preferred Stock, the Company will authorize options for an additional 121,870 shares of Common Stock in addition to the options for 1,874,915 shares of Common Stock authorized by VI.B, below.

B.      COMMON STOCK PURCHASED WITH SERIES A PREFERRED
        With the shares of Series A Preferred Stock purchased, the purchaser will also purchase shares of Common Stock at the price of $0.05 per share in the following amounts.
        1.     AMERICAN CAPITAL COMMON STOCK AND WARRANT
               American Capital shall purchase 1,000,000 shares of Common Stock (the "ACAS Purchased Common Stock").
               American Capital will be issued a warrant (the "Conditional Series A Warrant") that provides that should a Liquidity Event involving sale or redemption of the

               ACAS Series A Preferred Stock and the ACAS Purchased Common Stock, fail to provide American Capital with an IRR of 35.0% on the Series A Preferred Stock and ACAS Purchased Common Stock combined (the "minimum Series A IRR"), American Capital will have the right to purchase the lesser of (a) 478,000 additional shares of Common Stock or (b) that additional number of shares of Common Stock sufficient to achieve the minimum Series A IRR. The purchase price for the additional Common Stock purchased under the Conditional Series A Warrant shall be $0.01 per share. As used in this Term Sheet, the term "ACAS Purchased Common Stock" shall include all additional shares of Common Stock so purchased by ACAS under the Conditional Series A Warrant. The IRR shall be calculated as the compound rate of return on the Series A Preferred Stock and ACAS Purchased Common Stock, taking into account the initial $3,000,000 investment, the subsequent payment of cash dividends if any, annual management fees, the payment of the Series A Liquidation Preference, and the terminal equity value of the ACAS Purchased Common Stock.
        2.     MANAGEMENT COMMON STOCK
               Management shall purchase 438,796 shares of Common Stock (the "Management Associated Common Stock".) In connection with this purchase, the Company shall, upon request by Key Management, provide loans to Key Management on the terms set forth in Exhibit E.

C.      DIVIDEND RIGHTS
        The Series A Preferred Stock shall pay a cumulating fixed annual dividend equal to 8.0% of the Series A Liquidation Preference per year. Any unpaid dividends will increase the Series A Liquidation Preference.

D.      VOTING RIGHTS
        The Series A Preferred Stock shall have no voting rights other than approval rights with respect to any corporate action that would change the rights and privileges of the Series A Preferred Stock, as required by law.

E.      PUT/CALL RIGHTS
        1.     MANAGEMENT SERIES A PUT AND CALL RIGHTS
               At the earlier to occur of (a) nine years from Closing, (b) the sale, merger or consolidation of the Holding Company, the Company or the sale of Material Assets, or (c) in the event a Management holder is terminated without cause (but not in the event of Good Reason Resignation), retires at or after the age of 65, is unable to continue employment due to disability, or dies, he (or his estate in the event of his death) may deliver for mandatory redemption (subject to the terms of the Additional Debt) by the Holding Company his Series A Preferred shares and Management Associated Common Stock and receive in return from the Holding Company a distribution of proceeds equal to the lesser of 100% of the residual equity value of the Holding Company divided by the number of outstanding shares of Series A Preferred or an amount equal to the Series A Liquidation

               Preference (the "Series A Put Price") plus the FMV of the Management Associated Common Stock on the date of the Put (the "Put Date"), subject to the terms of the Additional Debt and the Notes.
               If, at any time after the earlier to occur of the fifth anniversary of Closing or the date on which the Notes have been repaid in full, Bill Robertson leaves the employ of the Company except if terminated for cause, he shall be entitled, subject to the terms of the Additional Debt documents, to put his Series A Preferred at the Series A Put Price and his Management Associated Common Stock at FMV on the Put Date.
               In the event that a Management Holder leaves the employment of the Company for any reason, the Holding Company may require the Management Holder to deliver his Series A Preferred shares and his Management Associated Common Stock to the Holding Company for redemption, in return for which the Holding Company shall pay the Management Holder the Series A Put Price and the FMV of the Management Associated Common Stock on the date of the call. 2. AMERICAN CAPITAL SERIES A PUT RIGHT American Capital may deliver for mandatory redemption by the Holding Company its Series A Preferred Stock and ACAS Purchased Common Stock at any time after the earlier of (a) the fifth anniversary from Closing, (b) the date on which the Notes have been repaid in full or (c) the sale, merger or consolidation of the Holding Company, the Company or the sale of Material Assets. In return, the Company shall pay American Capital the Series A Put Price and the FMV of the ACAS Purchased Common Stock on the Put Date.

F.      LIQUIDATION PRIORITY
        The Series A Preferred Stock shall rank senior in liquidation to the Series B Preferred Stock.

G.      PUT PAYMENT METHOD
        The Series A Put Price and the FMV of any Common Shares to be paid under Section E above (together the "Series A price") shall be paid, at the Holding Company's option, as follows:

        1.     In cash; or
        2. By delivery of a senior note (the "Series A Senior Replacement Note") in an amount equal to the Series A Price and the FMV of the Common Shares being put. The Series A Senior Replacement Note shall be secured to the fullest extent possible and shall bear interest at the Prime Rate plus 3% and amortize evenly over five years. There shall be no penalty for prepayment of the Series A Senior Replacement Note.

VI.     COMMON STOCK


A.      MANAGEMENT COMMON STOCK AND STOCK OPTIONS
        Management shall receive 958,480 shares of Common Stock and options to purchase 1,874,915 additional shares of Common Stock (as described in Section VI.B. below) and Employment Agreements (the "Replacement Employment Compensation Package"), in consideration for the exchange of all existing rights to Weston stock options, stock appreciation rights and employment agreements (the "Existing Employment Compensation Package"). The Replacement Compensation Package for each member of Management is set forth in that certain letter dated March 5, 2001, from each such individual to Holding Company and American Capital (the "Exchange Letter"). The Existing Compensation Package for each member of Management is set forth in Exhibit A of this Term Sheet.

B.      OPTIONS
        The Holding Company shall have an equity compensation plan (the "Equity Plan") substantially in the form attached to this term sheet as Exhibit G, authorizing the issuance of up to 1,874,915 Common Shares. At the Closing, Management and other members of the management team to be designated by Key Management shall receive options to purchase Common Stock, granted under the Equity Plan, as follows:
        1.     MANAGEMENT PERFORMANCE OPTIONS
               Management shall receive options to purchase 430,000 shares of Common Stock that shall vest on the earlier of (a) six years from grant date or (b) the achievement of the Performance Option Targets ("Management Performance Options"). The allocation among Management of the Management Performance Options is set forth in the Exchange Letters and the form of Option Agreement for the Management Performance Options is set forth in Exhibit C.
        2.     TIME-VESTED OPTIONS
               Management shall receive options to purchase 638,298 shares of Common Stock that shall vest over five years from grant ("Management Time-Vested Options"). The allocation among Management of the Management Time-Vested Options is set forth in the Exchange Letters and the form of Option Agreement for the Management Time-Vested Options is set forth in Exhibit C.
        3.     OTHER PERFORMANCE OPTIONS
               Other managers of the Company, who shall be designated by Key Management before Closing, shall receive options to purchase 806,617 shares of Common Stock that shall vest on the earlier of
               (a) six years from grant date or (b) the achievement of the Performance Option Targets (the "Other Manager Performance Options"). The allocation of the Other Manager Performance Options shall be established by Key Management before Closing. The form of Option Agreement for the Other Manager Performance Options is set forth in Exhibit C.

        4.     STRIKE PRICE
               The strike price on the Management Performance Options, Management Time-Vested Options and the Other Manager Performance Options granted at Closing shall be set at $0.05 per share, which is the FMV on the date of grant.

VII.    PREFERRED WARRANTS


A.      PRIMARY PREFERRED WARRANTS
        American Capital will be issued warrants (the "Series B Preferred Warrants") by the Holding Company to purchase
        1. 1,179,817 shares of Series B Preferred Stock in conjunction with the Senior Subordinated Notes; and
        2. 1,544,216 shares of Series B Preferred Stock in conjunction with the Junior Subordinated Notes.

B.      CONDITIONAL WARRANTS
        American Capital will be issued warrants (the "Conditional Series B Preferred Warrants") by the Holding Company that provide that should a Liquidity Event involving the sale or redemption of the Series B Preferred Warrants and/or the Series B Warrant Shares (as defined below), fail to provide American Capital the following IRRs on the Notes, Series B Preferred Warrants and the Series B Warrant Shares combined (the "minimum Note IRRs"), American Capital will have the right to purchase the lesser of (a) 680,548 additional shares of Series B Preferred Stock or (b) that additional number of shares of Series B Preferred Stock sufficient to achieve the minimum Note IRRs. As used in this Term Sheet, the term "Series B Preferred Stock" shall include all additional shares of Series B Preferred Stock so purchased by ACAS under the Conditional Series B Preferred Warrants. The Conditional Series B Preferred Warrants shall be applied first to provide the holder of the Junior Subordinated Notes the indicated minimum IRR and then, if necessary, any remaining Conditional Series B Preferred Warrants shall be applied to provide the holder of the Senior Subordinated Notes the indicated minimum IRR. The Series B Preferred Warrants and the Conditional Series B Preferred Warrants shall be collectively referred to as the "Preferred Warrants" and the Series B Preferred Stock and its underlying Common Stock shall be referred to as the Series B Warrant Shares. The IRR for the Note in question shall be calculated as the compound rate of return on an investment taking into account the initial principal, subsequent payment of cash interest, repayment of principal, and terminal equity value of the Series B Warrant Shares associated with the Note for which the IRR is being calculated.
        1.     On the Senior Subordinated Notes, an IRR of 18% or greater; and
        2.     On the Junior Subordinated Notes, an IRR of 25% or greater.

C.      EXPIRATION
        The Preferred Warrants will expire on the tenth anniversary of the Closing.

D.      EXERCISE DATE
        The Preferred Warrants may be exercisable at any time before expiration.

E.      EXERCISE PRICE
        The Preferred Warrants may be exercised at a price of $0.01 per share.

F.      TERMS OF THE SERIES B PREFERRED
        1.     CONVERSION
               The Series B Preferred Stock shall be convertible into Common Stock.
        2.     CONVERSION RATIO
               The conversion ratio of the Series B Preferred Stock will be one share of Common Stock for every share of Series B Preferred Stock, subject to adjustment per anti-dilution provisions.
        3.     VOTING RIGHTS
               The Series B Preferred Stock shall be entitled to vote on an as-converted basis.
        4.     LIQUIDATION PREFERENCE
               The Series B Preferred Stock shall have a liquidation preference equal to $1.8683 per share.
        5.     LIQUIDATION PRIORITY
               The Series B Preferred Stock shall be subordinate in liquidation priority to the Series A Preferred Stock.

G.      PUT RIGHT
        American Capital may deliver for mandatory redemption by the Holding Company any Preferred Warrants or Series B Warrant Shares purchased at or subsequent to the Closing at any time after the earlier to occur of:
        1.     The fifth anniversary of Closing;
        2.     Repayment in Full of the Notes; or
        3. Sale, merger or consolidation of the Holding Company, the Company or sale of Material Assets.

H.      PUT PRICE
        The put price (the "Series B Price") shall be the FMV of the Preferred Warrants or the Series B Warrant Shares on the date of the put (the "Put Date").

I.      PUT PAYMENT METHOD
        The Put Price may be paid, at American Capital's option, as follows:
        1.     In cash; or
        2. By delivery of a senior note (the "Series B Senior Replacement Note") in an amount equal to the Series B Price. The Series B Senior Replacement Note shall be secured to the fullest extent possible and shall bear interest at the Prime Rate plus 3% and amortize evenly over five years. The Series B Senior Replacement Note shall bear no penalty for prepayment.

VIII.   OTHER EQUITY TERMS


A.      BOARD RIGHTS
        American Capital will have the right, at its election, to designate a majority of the members of the Holding Company's Board of Directors (the "BOD", the members of which being referred to as "Director" or "Directors" in the plural) for so long as the Notes are outstanding or American Capital shall own at least 33% of the Fully-Diluted Equity. Directors designated by American Capital shall receive board fees at prevailing market rates.
        Notwithstanding the foregoing, American Capital shall have the right to designate one Director for so long as American Capital shall own any Securities.
        In the event that American Capital shall waive its right to designate a Director, it will receive BOD meeting attendance privileges and rights to receive all information normally provided to Directors and will receive reimbursement of out of pocket expenses associated with attending Board meetings.
        The BOD shall mean the boards of directors of the Holding Company, the Company and all subsidiaries of the Company.
        The BOD shall have an audit committee and compensation committee. The audit committee and the compensation committee shall be composed of directors who are not employees of the Company. American Capital shall have the right to designate one member to each of these committees for so long as American Capital shall own any Securities.

B.      SALE OF THE COMPANY; RIGHT OF FIRST OFFER
        In the event that the Notes have been repaid in full and American Capital seeks liquidity for the balance of its investment through the sale of the Company, the Holding Company, or Material Assets, it shall grant a right of first offer to Management.
        American Capital shall provide Management with written notice of its intention to sell. Management shall have 30 days to make an offer to purchase all of American Capital's remaining equity interest in the Holding Company (the "Offer") and if acceptable to American Capital, another 60 days to obtain financing commitments to fund the Offer. Management will have another 60 days to close the transaction. If the Offer is declined, American Capital shall be barred from selling the Company, the Holding Company or Material Assets for 180 days for consideration to American Capital less than what it would have received if the Offer were accepted.
        This right of first offer shall not apply to the sale of some or all of the Securities to a third party, except in connection with the sale of the entire Company, Holding Company or Material Assets.

C.      TRANSFERABILITY
        Subject to Section B above the Securities will be freely transferable (subject to applicable securities laws), at the Closing or subsequent to the Closing. The Series A Preferred Stock and Common Stock held by Management shall be transferable subject to the terms of the Shareholders' Agreement and freely transferable among Management shareholders and other members of the senior management team (defined as Management and its successors and profit center managers), subject to compliance with the applicable securities laws as confirmed by a legal opinion rendered by counsel acceptable to the Company.

D.      AUTHORIZED SHARES
        For the life of the Notes, the Holding Company shall maintain shares of Common Stock and Series B Preferred Stock in reserve sufficient for the conversion of the Series B Preferred Stock and the exercise of the Preferred Warrants and the Series A Warrants, respectively.

E.      SHAREHOLDERS' AGREEMENT
        Management shareholders of the Holding Company and American Capital (the "Shareholders") will enter into a shareholders' agreement granting:

        1. American Capital a right of first refusal and the Holding Company a right of second refusal on the sale of stock by Shareholders other than American Capital;

        2. Granting American Capital tag-along rights on the sale of stock by other Shareholders;

        3. Granting American Capital drag-along rights for so long as American Capital holds more than 33% of the Fully-Diluted Equity (these drag-along rights are more fully described in Exhibit F); and

        4. Granting the Management Shareholders tag-along rights in the event of a sale of control of the Holding Company or the Company to a third party (these tag-along rights are described in more detail in Exhibit F).

        The above American Capital and Holding Company rights under the Shareholders' Agreement will not apply to transfers among the Management Shareholders and other members of the senior management team, as permitted under section C, above, and will not apply in the event of a sale of the Holding Company, the Company or Material Assets. American Capital's rights under the Shareholders' Agreement shall terminate at such time as American Capital holds less than 10% of the Fully-Diluted Equity.

F.      REGISTRATION RIGHTS
        American Capital will have the right to registration of its shares of Preferred Stock and Common Stock, including Warrant Shares, in the event that the Holding Company has completed an initial public offering of its stock. Any shareholder holding greater than 5% of the Fully-Diluted Equity shall be entitled to similar rights as American Capital but subordinate to American Capital's rights in the event of an underwriter's holdback. Should the Holding Company complete a public offering, it will use its best efforts to file registration statements on Form S-8 to register shares of Common Stock issued pursuant to the ESOP or the management option plans and will take such steps as are reasonably necessary to permit the sale of Common Stock held by Management shareholders pursuant to Rule 144.

G.      UNLOCKING RIGHT
        If, at any time after the fifth anniversary of the Closing, a bona fide offer to purchase the Holding Company or the Company is made that has not been solicited by American Capital or by the Holding Company or the Company (unless such solicitation occurred at the direction of the Holding Company or the Company with the consent of a majority of the disinterested directors), and American Capital wishes to accept such offer, then the Holding Company or the Company, as the case may be, will, at the option of the disinterested directors, either:
        1.     Accept the offer; or
        2. Acquire all of American Capital's Series A Warrants, Preferred Warrants, Warrant Shares, Series A and Series B Preferred Stock and Common Stock at the offered price.

H.      ANTI-DILUTION RIGHTS
        The Series B Preferred Stock will include anti-dilution rights that provide appropriate adjustments to reflect:
        1.     Dividends and other distributions in respect of the Common Stock;
        2. Below-market stock, warrant and option issuances, except for issuances of Conditional Series A Warrants under Section
               V.B.1, above and issuances of Preferred Warrants and Associated Warrant Shares under Section VII. B, above; and
        3. Issuances to, and purchases of Holding Company stock by, employee benefit plans except for contributions of up to 4,500,000 shares of Common Stock to an ESOP and stock options granted under the Equity Plan for up to 1,874,915 shares of Common Stock (this carve out shall be increased to permit options to purchase 1,996,785 shares if Management purchases at least 560,576 shares of Series A Preferred Stock) (of which no more than 1/3 may be issued subject to vesting for anything other than performance, except as described in Exhibit C.) The terms of options to be granted at Closing under the Equity
               Plan shall be as set forth in Exhibit C to this term sheet.

I.      PRE-EMPTIVE RIGHTS
        The Securities and Series A Preferred Stock held by Management will include pre-emptive rights that will allow holders to purchase their pro-rata share of securities in the event of any sale of the Holding Company's or Company's equity securities, whether in a private placement, rights offering or other transaction, except in connection with an initial public offering or as part of a merger or acquisition transaction.

J.      FAIR MARKET VALUE
        "Fair Market Value" or "FMV" of any equity interest in the Holding Company shall be its pro rata portion of the fair market value of the total equity of the Holding Company. The fair market value of the equity of the Holding Company will be determined by one of the following:
        1. The annual ESOP valuation, as performed by an independent third party valuation by a nationally-recognized valuation firm, and for the Securities, determined on a control premium basis, without consideration for lack of liquidity due to a minority interest;
        2.     Sale of the Holding Company; or
        3. The average public trading price during the thirty calendar day period immediately preceding the determination of FMV.

IX.     OTHER TERMS


A. CONDITIONS PRECEDENT Purchase of the Securities will be subject to various conditions precedent customary for transactions of this size and nature, including but not limited to:
        1. Execution of definitive agreements, instruments and documents related to the Merger Agreement between the parties, substantially in the form of the March 7, 2001 draft or as may otherwise be satisfactory in form and substance to American Capital in its sole discretion;
        2. Execution of definitive agreements, instruments and documents related to the Securities and the Additional Debt (including a subordination agreement), satisfactory in form and substance to American Capital in its sole, reasonable discretion;
        3. Execution of employment agreements between the Company and Senior Vice Presidents, and between the Company and Key Management, as set forth in the Exchange Letters;
        4. The absence of any material adverse change in the business or financial condition of the Target or the capital markets (except for changes affecting the general United States economy) from the date of this Term Sheet until the Closing the existence of which would give the Holding Company the right to refrain from consummating the transactions contemplated by the Definitive Agreement;
        5. Funding by a syndicate led by Bank of America of $37,000,000 of a $50,000,000 Additional Debt facility;
        6. The Company having no less than $7,000,000 of undrawn availability on the RLOC at Closing; and
        7. The purchase by Key Management of at least $500,000, net of any loans by the Company to Key Management, of Series A Preferred Stock and Management Associated Common Stock at Closing in accordance with the terms of Sections V.A. and V.B.2 above; and, execution by Management of the Exchange Letters.

B.      PROCESSING FEE
        1.     CLOSING PROCESSING FEE
               The Company shall pay American Capital a processing fee at Closing (the "Closing Processing Fee") equal to 3% of the Notes.

C.      INVESTMENT BANKING FEES
        The Company shall pay American Capital a structuring fee at Closing (the "Closing Structuring Fee") equal to 1.5% of the total assets of the Company immediately before the transaction.

        The Company will enter into a comprehensive investment banking agreement, attached to this term sheet as Exhibit D, with American Capital's investment banking affiliate, American Capital Financial Services ("ACFS"), at the Closing. Under the terms of this agreement, the Company shall pay ACFS an annual management fee of $350,000, payable quarterly in arrears for so long as American Capital holds Securities equal to 25% or more of the Fully-Diluted Equity. The Company's obligation to maintain the investment banking agreement with ACFS will terminate when American Capital owns less than 25% of the Fully-Diluted Equity.

D.      EXPENSES
        American Capital shall be reimbursed for all reasonable out-of-pocket expenses incurred prior to and at the Closing including, but not limited to, legal, environmental (including phase I, compliance audits and phase II reports, when indicated), appraisal, consulting, research, duplication, background investigations and travel expenses.